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                                                                  Exhibit (a)(9)

        KRAFT FOODS SUBSIDIARY SUCCESSFULLY COMPLETES CASH TENDER OFFER
                       FOR SHARES OF BALANCE BAR COMPANY


     NORTHFIELD, IL, February 28, 2000--Kraft Foods, Inc., the nation's largest packaged foods company, and Balance Bar Company (NASDAQ-BBAR), a leading maker of nutrition/energy bars, announced today successful completion of the cash tender offer by BB Acquisition, Inc., a wholly-owned subsidiary of Kraft Foods, for all outstanding shares of common stock of Balance Bar. The tender offer expired, as scheduled, at midnight, New York City time, on Friday, February 25, 2000. BB Acquisition has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by American Stock Transfer & Trust Company, as Depositary, approximately12.3 million shares of Balance Bar have been acquired by BB Acquisition (including 194,327 shares subject to guarantees of delivery), representing approximately 97% of all outstanding shares.

     Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

     As previously announced, Kraft Foods will acquire the remaining Balance Bar shares in a merger in which each share of Balance Bar common stock will be converted into the right to receive $19.40 in cash, subject to appraisal rights, and following which Balance Bar will become a wholly owned subsidiary of Kraft Foods. Kraft Foods and Balance Bar expect to consummate the merger as soon as practicable.

     Kraft Foods, headquartered in Northfield, IL, is the North American food business of Philip Morris Companies Inc.

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For more information, please visit our website at www.kraftfoods.com/corporate.

Contact:  Kraft Foods
          Kathy Knuth, 847/646-2666